Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Third Quarter ended September 30, 2018

SHENZHEN, China, November 6, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter ended September 30, 2018.

Physical Sales Channels of Sports Lottery Tickets

On March 6, 2018, the Company entered into a framework agreement with the China Sports Lottery Administration Center (“CSLA”), under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets.

As of the reporting date, the Company has entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, assisted in developing physical sales channels of sports lottery tickets and started trial operations in Tianjin, Hunan and several other provinces. The Company is committed to assisting sports lottery sales organizations throughout the country to improve the distribution of physical sales channel outlets, in order to enhance the convenience of sports lottery ticket purchases and optimize the user experience for lottery purchasers.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Other Recent Material Transactions

On July 17, 2017, the Company acquired The Multi Group Ltd (“TMG”), one of the top online lottery betting and online casino platforms operated out of Malta with a significant market share in the Nordic countries. This acquisition has contributed significantly to the increase of the Company’s revenue.

On February 9, 2018, the Company disposed of all its equity interest in Qufan Cayman and Shenzhen Qufan (“Qufan”), an operator of mobile social poker games, which was acquired on November 25, 2016.

Third Quarter 2018 Highlights for Continuing Operations

•	Net revenues were RMB30.1 million (US$4.4 million), compared with RMB30.4 million for the second quarter of 2018, and RMB29.0 million for the third quarter of 2017.

•	Operating loss was RMB105.3 million (US$15.3 million), compared with operating loss of RMB76.2 million for the second quarter of 2018, and operating loss of RMB78.7 million for the third quarter of 2017.

•	Non-GAAP[1] operating loss was RMB62.6 million (US$9.1 million), compared with non-GAAP operating loss of RMB56.9 million for the second quarter of 2018, and non-GAAP operating loss of RMB65.3 million for the third quarter of 2017.

•	Net loss attributable to 500.com was RMB101.6 million (US$14.8 million), compared with net loss attributable to 500.com of RMB52.9 million for the second quarter of 2018, and net loss attributable to 500.com of RMB72.2 million for the third quarter of 2017.

•	Non-GAAP net loss attributable to 500.com was RMB58.8 million (US$8.6 million), compared with non-GAAP net loss attributable to 500.com of RMB33.5 million for the second quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB58.8 million for the third quarter of 2017.

•	Basic and diluted losses per ADS were RMB2.40 (US$0.35).

•	Non-GAAP basic and diluted losses per ADS were RMB1.40 (US$0.20).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Mr. Zhengming Pan, the CEO of 500.com, stated, “Since we voluntarily suspended our online lottery sales operations in April 2015, we have continued to engage in new and promising initiatives to increase our revenue base. For example, we acquired TMG in July 2017, and this acquisition has significantly increased our revenue. In addition, in March 2018, we entered into a framework agreement with CSLA, under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets. In that regard, we have entered into framework agreements with Tianjin, Hunan and several other provinces and cities in China, to assist them in developing physical sales channels of sports lottery tickets. We also have started trial operation in Tianjin, Hunan and several other provinces. We will continue to look for opportunities to enhance shareholders’ value.”

Third Quarter 2018 Financial Results for Continuing Operations

Net Revenues

The Company has assessed the impact of the ASC 606 guidance at the beginning of 2018 by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Net revenues were RMB30.1 million (US$4.4 million) for the third quarter of 2018, representing an increase of RMB1.1 million or 3.8% increase from RMB29.0 million for the third quarter of 2017 and a slight decrease of RMB0.3 million or 1.0% decrease from RMB30.4 million for the second quarter of 2018. Net revenues during the third quarter of 2018 consisted primarily of RMB23.5 million (EUR2.9 million) in revenue contribution from online lottery betting and online casino in Europe through TMG, which accounted for 78.1% of total net revenues.

The Company acquired TMG in July 2017, on a pro forma basis, had the TMG acquisition been completed on January 1, 2017, it would have contributed total net revenue of RMB27.3 million (EUR3.5 million) to the Company for the three months ended September 30, 2017, which would bring the total net revenue of the Company to RMB33.8 million for the third quarter of 2017.

Operating Expenses

Operating expenses were RMB135.7 million (US$19.8 million) for the third quarter of 2018, representing an increase of RMB28.1 million or 26.1% increase from RMB107.6 million for the third quarter of 2017, and an increase of RMB24.9 million or 22.5% increase from RMB110.8 million for the second quarter of 2018. The year-over-year increase was mainly due to an increase of RMB29.3 million in share-based compensation expenses associated with share options granted to the Company’s employees; an increase of RMB4.4 million in depreciation and amortization associated with leasehold improvements for the Company’s new offices which began being used at the end of 2017; an increase of RMB2.5 million in TMG’s marketing and promotional expenses associated with online lottery betting and online casino resulting from a full quarter being consolidated in 2018 as compared to partial consolidation following the acquisition on July 17, 2017; an increase of RMB2.3 million in rental expenses for the Company’s new offices; an increase of RMB1.6 million in amortization associated with acquired intangible assets; an increase of RMB0.9 million in platform service fees for TMG associated with online casino; and an increase of RMB0.6 million in salary expenses, which were partially offset by a decrease of RMB13.0 million in consulting expenses associated with the successful acquisition of TMG in July 2017, as well as a decrease of RMB0.6 million in conference expenses. The sequential increase was mainly due to an increase of RMB23.4 million in share-based compensation expenses associated with share options granted to the Company’s employees and an increase of RMB1.8 million in salary expenses.

Cost of services was RMB18.5 million (US$2.7 million) for the third quarter of 2018, representing an increase of RMB2.6 million or 16.4% increase from RMB15.9 million for the third quarter of 2017, and a decrease of RMB0.9 million or 4.6% decrease from RMB19.4 million for the second quarter of 2018. The year-over-year increase was mainly attributable to an increase of RMB1.6 million in amortization associated with acquired intangible assets and an increase of RMB0.9 million in platform service fees for TMG associated with online casino. The sequential decrease was mainly attributable to a decrease of RMB1.6 million in business insurance costs for TMG associated with online lottery betting, which was partially offset by an increase of RMB0.3 million in platform service fees for TMG associated with online casino and an increase of RMB0.2 million in depreciation associated with sports lottery terminals.

Sales and marketing expenses were RMB26.6 million (US$3.9 million) for the third quarter of 2018, representing an increase of RMB8.0 million or 43.0% increase from RMB18.6 million for the third quarter of 2017, and an increase of RMB5.1 million or 23.7% increase from RMB21.5 for the second quarter of 2018. The year-over-year increase was mainly attributable to an increase of RMB2.6 million in share-based compensation expenses associated with share options granted to the Company’s employees; an increase of RMB2.5 million in TMG’s marketing and promotional expenses associated with online lottery betting and online casino resulting from a full quarter being consolidated in 2018 as compared to partial consolidation following the acquisition on July, 2017; an increase of RMB1.5 million in salary expenses; an increase of RMB0.6 million in travelling expenses; and an increase of RMB0.4 million in rental expenses for the Company’s provincial offices associated with physical sales channels of sports lottery tickets. The sequential increase was mainly attributable to an increase of RMB2.3 million in share-based compensation expenses associated with share options granted to the Company’s employees; an increase of RMB1.7 million in salary expenses associated with physical sales channels of sports lottery tickets; an increase of RMB0.4 million in rental expenses for the Company’s provincial offices associated with physical sales channels of sports lottery tickets; and an increase of RMB0.3 million in travelling expenses.

General and administrative expenses were RMB73.3 million (US$10.7 million) for the third quarter of 2018, representing an increase of RMB13.8 million or 23.2% increase from RMB59.5 million for the third quarter of 2017, and an increase of RMB17.2 million or 30.7% increase from RMB56.1 million for the second quarter of 2018. The year-over-year increase was mainly attributable to an increase of RMB22.0 million in share-based compensation expenses associated with share options granted to the Company’s employees; an increase of RMB4.4 million in depreciation and amortization associated with leasehold improvements for the Company’s new offices which began being used at the end of 2017; and an increase of RM1.1 million in salary expenses, which were partially offset by a decrease of RMB12.3 million in consulting expenses; a decrease of RMB0.6 million in conference expenses; a decrease of RMB0.5 million in rental expenses; and a decrease of RMB0.4 million in entertainment expenses. The sequential increase was mainly due to an increase of RMB17.0 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Service development expenses were RMB17.4 million (US$2.5 million) for the third quarter of 2018, representing an increase of RMB3.8 million or 27.9% increase from RMB13.6 million for the third quarter of 2017, and an increase of RMB3.7 million or 27.0% increase from RMB13.7 million for the second quarter of 2018. The year-over-year increase was mainly due to an increase of RMB4.7 million in share-based compensation expenses associated with share options granted to the Company’s employees, and an increase of RMB2.4 million in rental expenses for the Company’s new offices which began being used at the end of 2017, which were partially offset by a decrease of RMB2.0 million in salary expenses; a decrease of RMB0.7 million in consulting expenses; and a decrease of RMB0.6 million in technical fees. The sequential increase was mainly due to an increase of RMB4.1 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by a decrease of RMB0.3 million in consulting expenses.

Operating Loss

Operating loss was RMB105.3 million (US$15.3 million) for the third quarter of 2018, compared with operating loss of RMB78.7 million for the third quarter of 2017, and operating loss of RMB76.2 million for the second quarter of 2018, respectively.

Non-GAAP operating loss was RMB62.6 million (US$9.1 million) for the third quarter of 2018, compared with non-GAAP operating loss of RMB65.3 million for the third quarter of 2017, and non-GAAP operating loss of RMB56.9 million for the second quarter of 2018, respectively.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB101.6 million (US$14.8million) for the third quarter of 2018, compared with net loss attributable to 500.com of RMB72.2 million for the third quarter of 2017, and net loss attributable to 500.com of RMB52.9 million for the second quarter of 2018, respectively. The year-over-year increase was mainly due to the increased share-based compensation expenses of RMB29.3 million associated with share options granted to the Company’s employees. The sequential increase was mainly due to the increased share-based compensation expenses of RMB23.4 million associated with share options granted to the Company’s employees, as well as a reversal of uncertain tax liabilities of RMB20.7 million during the second quarter of 2018, while, no such reversal was recorded during the third quarter of 2018.

Non-GAAP net loss attributable to 500.com was RMB58.8 million (US$8.6 million) for the third quarter of 2018, compared with non-GAAP net loss attributable to 500.com of RMB58.8 million for the third quarter of 2017, and non-GAAP net loss attributable to 500.com of RMB33.5 million for the second quarter of 2018, respectively.

Third Quarter 2018 Financial Results for Discontinued Operations

Net income from discontinued operations, net of taxes

While there was no net income from discontinued operations for the three months ended June 30, 2018 and September 30, 2018. Net income from discontinued operations, net of taxes, was RMB4.0 million for the three months ended September 30, 2017. The Company disposed of Qufan on February 9, 2018 for a total consideration of RMB127.5 million and recognized a disposal gain of RMB10.2 million, including foreign exchange loss. The comparative financial information for the three months ended September 30, 2017 has been reclassified to reflect the disposal of Qufan business segment as a discontinued operation.

Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of September 30, 2018, the Company had cash and cash equivalents of RMB496.4 million (US$72.3 million), restricted cash1 of RMB1.3 million (US$0.2 million) and short-term investments of RMB100.0 million (US$14.6 million), compared with cash and cash equivalents of RMB491.2 million, restricted cash of RMB1.2 million and short-term investments of RMB100.0 million as of June 30, 2018.

Prepayments and Other Current Assets

As of September 30, 2018, the balance of prepayment and other current assets was RMB51.6 million (US$7.5 million), compared with RMB74.8 million as of June 30, 2018. The balance as of September 30, 2018 mainly included: (i) the current portion of deferred expenses of RMB11.2 million (US$1.6 million); (ii) deposit receivables of RMB1.6 million (US$0.2 million); (iii) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (iv) receivables from third party payment service providers of RMB0.5 million (US$0.1 million); (v) deductible value added input tax of RMB12.1 million (US$1.8 million); and (vi) other receivables of RMB21.9 million (US$3.2 million).

1 Restricted cash represents government grants received but pending final clearance.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8680 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 28, 2018 and all translations from Renminbi to EUR were made at the average of the month-end exchange rate of RMB7.7876 to EUR1.00, as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2018.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	529,124	496,420	72,280
Restricted cash	1,238	1,250	182
Short-term investments	120,000	100,000	14,560
Accounts receivable	-	6	1
Prepayments and other current assets	86,660	51,623	7,516
Total current assets	737,022	649,299	94,539

Non-current assets:
Property and equipment, net	106,991	104,547	15,222
Intangible assets, net	291,086	222,242	32,359
Deposits	5,764	4,934	718
Long-term investments	347,073	356,452	51,900
Other non-current assets	6,257	3,168	461
Goodwill	260,366	129,752	18,892
Total non-current assets	1,017,537	821,095	119,552

TOTAL ASSETS	1,754,559	1,470,394	214,091

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,683	5,436	791
Accrued expenses and other current liabilities	152,337	86,038	12,527
Income tax payable	6,917	2,667	388
Total current liabilities	175,937	94,141	13,706

Non-current liabilities:
Long-term payables	27,785	4,531	660
Deferred tax liabilities	19,475	4,058	591
Total non-current liabilities	47,260	8,589	1,251

TOTAL LIABILITIES	223,197	102,730	14,957

Redeemable noncontrolling interest	22,052	19,878	2,894

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017 and September 30, 2018; 333,787,552 and 350,454,532 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively	115	121	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and September 30, 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively	28	28	4
Additional paid-in capital	2,295,111	2,417,271	351,960
Treasury shares	(143,780)	(143,780)	(20,935)
Accumulated deficit	(857,751)	(1,070,731)	(155,901)
Accumulated other comprehensive income	116,051	155,775	22,681
Total 500.com Limited shareholders’ equity	1,409,774	1,358,684	197,827
Noncontrolling interests	99,536	(10,898)	(1,587)
Total shareholders' equity	1,509,310	1,347,786	196,240

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,754,559	1,470,394	214,091

500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	28,963	30,394	30,109	4,384

Operating costs and expenses:
Cost of services	(15,947)	(19,425)	(18,468)	(2,689)
Sales and marketing	(18,625)	(21,521)	(26,591)	(3,872)
General and administrative	(59,478)	(56,148)	(73,290)	(10,671)
Service development expenses	(13,558)	(13,726)	(17,379)	(2,530)
Total operating expenses	(107,608)	(110,820)	(135,728)	(19,762)
Other operating income	523	2,331	1,099	160
Government grant	397	2,685	408	59
Other operating expenses	(969)	(816)	(1,235)	(180)
Operating loss from continuing operations	(78,694)	(76,226)	(105,347)	(15,339)
Others, net	8	(120)	183	27
Interest income	4,282	4,164	3,811	555
Loss from equity method investments	(119)	(2,773)	(4,369)	(636)
Gain from disposal of a subsidiary	-	93	579	84
Changes in fair value of contingent considerations	(640)	-	-	-
Loss before income tax	(75,163)	(74,862)	(105,143)	(15,309)
Income tax (expense) benefit	(794)	20,497	712	104
Net loss from continuing operations	(75,957)	(54,365)	(104,431)	(15,205)

Net income from discontinued operations, net of applicable income taxes	4,001	-	-	-
Net loss	(71,956)	(54,365)	(104,431)	(15,205)
Net loss attributable to noncontrolling interest from continuing operations	(1,682)	(1,503)	(2,865)	(417)
Net income attributable to noncontrolling interest from discontinued operations	1,958	-	-	-
Net income (loss) attributable to noncontrolling interests	276	(1,503)	(2,865)	(417)
Net loss attributable to 500.com Limited	(72,232)	(52,862)	(101,566)	(14,788)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	(16,669)	35,305	30,437	4,432
Other comprehensive (loss) income, net of tax	(16,669)	35,305	30,437	4,432
Comprehensive loss	(88,625)	(19,060)	(73,994)	(10,773)
Less: Comprehensive income (loss) attributable to noncontrolling interests	460	(2,815)	(3,914)	(570)
Comprehensive loss attributable to 500.com Limited	(89,085)	(16,245)	(70,080)	(10,203)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	407,742,917	417,329,462	423,278,359	423,278,359
Diluted	407,742,917	417,329,462	423,278,359	423,278,359

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.19)	(0.13)	(0.24)	(0.03)
Net income from discontinued operations	0.01	-	-	-
Net loss	(0.18)	(0.13)	(0.24)	(0.03)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(1.87)	(1.27)	(2.40)	(0.35)
Net income from discontinued operations	0.10	-	-	-
Net loss	(1.77)	(1.27)	(2.40)	(0.35)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(78,694)	(76,226)	(105,347)	(15,339)
Adjustment for share-based compensation expenses	13,404	19,331	42,721	6,220
Adjusted operating loss from continuing operations (non-GAAP)	(65,290)	(56,895)	(62,626)	(9,119)

Net loss attributable to 500.com Limited from continuing operations	(76,233)	(52,862)	(101,566)	(14,788)
Net income attributable to 500.com Limited from discontinued operations	4,001	-	-	-
Net loss attributable to 500.com Limited	(72,232)	(52,862)	(101,566)	(14,788)
Adjustment for share-based compensation expenses	13,404	19,331	42,721	6,220
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(62,829)	(33,531)	(58,845)	(8,568)
Adjusted net income attributable to 500.com Limited from discontinued operations (non-GAAP)	4,001	-	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(58,828)	(33,531)	(58,845)	(8,568)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.15)	(0.08)	(0.14)	(0.02)
Net income from discontinued operations (non-GAAP)	0.01	-	-	-
Net loss (non-GAAP)	(0.14)	(0.08)	(0.14)	(0.02)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(1.44)	(0.80)	(1.40)	(0.20)
Net income from discontinued operations (non-GAAP)	0.10	-	-	-
Net loss (non-GAAP)	(1.34)	(0.80)	(1.40)	(0.20)

Basic	407,742,917	417,329,462	423,278,359	423,278,359
Diluted	407,742,917	417,329,462	423,278,359	423,278,359

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.